EXHIBIT (j)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calvert Responsible Index Series, Inc.:

We consent to the use of our report, incorporated herein by reference, dated November 23, 2016, with respect to the financial statements of Calvert U.S. Large Cap Core Responsible Index Fund, Calvert U.S. Large Cap Growth Responsible Index Fund, Calvert U.S. Large Cap Value Responsible Index Fund, Calvert Developed Markets Ex-U.S. Responsible Index Fund, and Calvert U.S. Mid Cap Core Responsible Index Fund, each a series of Calvert Responsible Index Series, Inc., as of September 30, 2016, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm and Custodian" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 25, 2017